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Obagi Medical Products, Inc.

310 Golden Shore
Long Beach, California 90802

October 9, 2007

Via EDGAR and Facsimile (202-772-9217)

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010
Attn: Sebastian Gomez Abero

  Re:
  REQUEST FOR ACCELERATION
  OBAGI MEDICAL PRODUCTS, INC.
  REGISTRATION STATEMENT ON FORM S-1
  REGISTRATION NO. 333-146104

Dear Mr. Gomez Abero:

        Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Obagi Medical Products, Inc., a Delaware corporation, respectfully requests the acceleration of the effectiveness of its Registration Statement on Form S-1 (File No. 333-146104), so that the Registration Statement shall become effective at 4:00 p.m., Eastern Time, on Thursday, October 11, 2007, or as soon as possible thereafter.

        In connection with our request for acceleration of effectiveness, the Company acknowledges that:

  •
  Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Company does not foreclose the Commission from taking any action with respect to the Registration Statement;

  •
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  •
  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,
OBAGI MEDICAL PRODUCTS, INC.
/s/ Stephen A. Garcia Stephen A. Garcia Chief Financial Officer

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Obagi Medical Products, Inc.